123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

February 17, 2005

Securities and Exchange Commission

Attn: Michael Moran

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Form 10-K for the year ended August 28, 2004
Form 10-Q for the quarter ended November 20, 2004
File No. 1-10714

Dear Mr. Moran,

Below are our responses to your questions in your letter dated February 3, 2005. We have repeated your questions and replied in bold immediately under the question.

Exhibit 13.1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

Liquidity and Capital Resources

Financial Commitments, page 9

1.

We note your disclosure in footnote (1) that long-term debt balances exclude interest payments. Please tell us and revise your disclosure in future filings to include the amount of scheduled payments for interest you expect on all outstanding debt for the periods presented as required by Item 303 (a)(5)(ii)(A) of Regulation S-K.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, the Financial Commitments table will be revised to include contractual interest payments. Variable rate interest payments will be based on interest rates as of the latest balance sheet date.

As of August 28, 2004 the contractual interest payments including variable rate interest payments based on interest rates as of August 28, 2004 were as follows:

	Total	Payment Due by Period
(in thousands)	Contractual Obligations	Less than 1 year	Between 1-3 years	Between 4-5 years	Over 5 years

Contractual interest payments	$474,951	$76,798	$141,491	$117,100	$139,562

2.	Please include a separate line item in the table for all purchase obligations as required by Item 303 (a)(5)(ii)(D) of Regulation S-K.
AutoZone Response:

We do not generally enter into unconditional purchase obligations; however, we have entered into multi-year advertising agreements that are not disclosed due to the immateriality of the obligations. At August 28, 2004, these amounts aggregated $3.5 million and spanned a ten year period.

3.

You disclose in the last paragraph that certain other liabilities reflected on your balance sheet have been excluded from the table due to the absence of scheduled maturities. Please advise us of the amounts being excluded and what consideration you gave to including estimated payments for self-insured health benefits and workers’ compensation within your table of contractual obligations.

AutoZone Response:

At August 28, 2004, accrued self-insured health benefits approximated $9.1 million and self-insured workers’ compensation approximated $87.0 million. Due to the absence of scheduled maturities, the timing of these payments cannot be determined with certainty. Accordingly, such amounts were excluded from the table, but were classified as current liabilities.

Off-Balance Sheet Arrangements, page 9

4.

Please revise your disclosures to include the $147 million in merchandise inventories on hand as of August 28, 2004, relating to POS arrangements, or explain to us why you do not believe this is appropriate.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, in addition to our separate disclosures regarding POS arrangements, we will expand our Off-Balance Sheet Arrangements discussion to include the dollar amount of merchandise inventories on hand that are under POS arrangements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies, Pages 19-22

General

5.	Please disclose in future filings your accounting policy for estimating sales returns and allowances.
AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will expand our Revenue Recognition policy to include our policy on estimating sales returns, which is calculated based on historical return rates.

Property and Equipment, page 20

6.

You disclose in Selected Financial Data and MD&A a net increase in retail stores of 201 in fiscal 2004 and 151 in fiscal 2003, but depreciation expense appears to be decreasing in the last two fiscal years. Please explain to us the reason for this trend.

AutoZone Response:

This trend is primarily due to the increased utilization of fully depreciated assets in our operations. We opened 1,260 stores during 1997 and 1998, many related to acquisitions. The fixtures and equipment utilized in these stores were depreciated over their originally estimated useful life of 3 to 7 years. As the assets are being utilized beyond their originally estimated useful lives, depreciation expense has continued to decline. This decline has only been partially offset by the depreciation of new store assets as the number of new store openings has averaged only 170 stores per year since 1999.

7.

Supplementally please tell us and revise your disclosure in future filings to clarify the useful life used for leasehold improvements. In this regard, we note your disclosure of 5 to 15 years not to exceed the remaining lease term. Advise us of what periods are included in the remaining lease term and what factors are considered in your determination, such as any bargain renewal options.

AutoZone Response:

Leasehold improvements are depreciated over the lesser of the useful life or the term of the lease. Our policy defines the lease term as the base term of the lease, plus the first renewal option. As the base terms of the leases are generally 5 years and the life of the first renewal options are generally 5 years, failure to renew the first renewal option would result in an economic detriment that would not justify the initial deployment of capital to fund the leasehold improvements.

Revenue Recognition

8.

Please expand your disclosure to specifically address your accounting policy relating to merchandise sold under certain POS arrangements with some vendors and gross reporting of these sales. Please include the amount of sales included in the income statement relating to these types of POS arrangements for all periods presented.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will expand our Revenue Recognition policy to include our policy on sales under POS arrangements, which is to record gross the sale of merchandise under POS arrangements as sales in our income statement as AutoZone, among other things, controls pricing and has credit collection risk.

We track the cost of merchandise that is sold under POS arrangements for billing purposes, but the retail and gross margin on these sales is not identified separately from non-POS items of similar products. Based on the cost of merchandise sold under POS arrangements during fiscal 2004 and our total company gross margin percentage, the sales during fiscal 2004 were less than 3% of total sales. We do not believe that the disclosure of the amount of sales of merchandise under POS arrangements is material or relevant to the reader of our financial statements. Additionally, reporting such information would require process and system changes.

Vendor Allowances and Advertising Costs, page 21

9.

You disclose that prior to the adoption of EITF 02-16 vendor allowances were netted against advertising expense. Supplementally please tell us and revise your disclosures in future filings to disclose the amounts netted against advertising expense for all periods presented.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will revise our disclosure to include the vendor allowances for advertising that were netted against advertising expense in prior years. The amount of these vendor allowances that were netted against advertising expense was $44.0 million in fiscal 2003 and $48.8 million in fiscal 2002.

10.

Explain to us and revise your disclosures to clarify when you recognize rebates and incentives earned based on purchases or product sales. Do you recognize the rebate when the purchase volume is achieved?

AutoZone Response:

Only 1% of our vendor funding is based on achieving set volume levels. Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will expand our disclosure to indicate that rebates and incentives are accrued ratably over the purchase of the related product, but only if it is reasonably certain that the required volume levels will be reached. All rebates and incentives are accrued as a reduction of inventory and are recognized as a reduction to cost of sales as the related inventories are sold in accordance with EITF 02-16.

Recent Accounting Pronouncements, page 22

11.

We note your disclosure regarding the adoption of EITF 02-16. Supplementally please tell us and provide in future filings the SAB 74 disclosures relating to the impact of your adoption of EITF 03-10 on your financial statements.

AutoZone Response:

We did not disclose our adoption of EITF 03-10 as it had no impact on our financial statements. The redemption of vendor coupons approximated $107,000 in fiscal 2004 and $67,000 in fiscal 2003. As these amounts are immaterial we do not believe it is appropriate to disclose our adoption of EITF 03-10.

Note C – Accrued Expenses, Page 34

12.

We note your disclosure of accruals for medical and casualty insurance claims relating to your self-insurance activities. Please tell us and disclose in future filings if your liability is limited to certain dollar levels in each type of claim area, or unlimited. Please also disclose your accounting policy for estimating these costs.

AutoZone Response:

As discussed in Note L-Commitments and Contingencies, the Company maintains certain levels for stop loss coverage in order to limit its self-insurance liability for large claims. The limits are per claim and are $500,000 for health, $1.0 million for auto, general and products liability, and $1.5 million for workers’ compensation claims. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. Estimates are based on actuarial calculations that consider historical lag and claim development factors. Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will disclose the dollar levels that our claims are limited by type of claim and expand the accounting policy for how these costs are estimated.

13.

You disclose that through negotiations vendors assumed certain of your warranty liabilities resulting in credits to earnings of $42 million during fiscal 2004. Please explain to us how you measure the remaining amount of warranty obligation being retained by you and the portion assumed by the vendor. Please also explain to us how vendor allowances are used to reduce the amount of warranty liabilities you previously recorded in the financial statements. We may have further comment upon review of your response.

AutoZone Response:

As part of our initiatives relating to vendor negotiations, AutoZone pursued an initiative to have vendors assume all responsibility for warranty returns. The $42 million in credits related to warranty obligations were the result of executing agreements where the vendor agreed to assume all warranty obligations on all of the vendor’s products sold or to be sold. Upon executing these agreements, all of the liabilities recorded on our financials related to these vendors’ products were reversed to earnings. The remaining warranty liabilities are generally funded through vendor allowances. For allowances that are in excess of the estimated warranty liability, the excess is reclassed to inventory and recognized as a reduction to cost of sales as the corresponding product is sold in accordance with EITF 02-16.

Note I – Pension and Savings Plans, pages 30

14.	Supplementally please explain to us the reason why you changed the actuarial assumptions by increasing the weighted average discount rate to 6.5% in fiscal 2004 and the impact of the change.

AutoZone Response:

As disclosed in Note I, the measurement date of our pension plans is May 31 of each year. We evaluate all assumptions each year on the measurement date. Historically we have used Moody’s Aa rates as a guide in establishing our weighted average discount rate. The Moody Aa compounded average rate was 6.5% for May 2004 and 5.94% for May 2003. The change in discount rate from 6.0% to 6.5% had no impact on our fiscal 2004 pension expense, but does lower the fiscal 2005 expense by approximately $1 million.

Note J – Leases, page 31

15.

We note your disclosure that your leasing arrangements for the retail stores include various provisions. Please tell us and disclose in future filings how you account for leases with (a) step rent provisions and escalation clauses and (b) capital improvements funding and other lease concessions. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, your note disclosures should indicate so. If our assumption is incorrect, please tell us how your accounting treatment complies with SFAS 13 and FTB 88-1. Please also see paragraph 5.n. of SFAS 13, as amended by SFAS 29, which discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will disclose that we recognize rent expense on a straight-line basis over the minimum lease term for leases that have step rent provisions and escalation clauses. We have noted that this accounting treatment is inconsistent with the term used for the amortization of leasehold improvements, which is defined as the initial term plus the first renewal option. Had we recognized rent over this longer term, rent expense would have been higher by approximately $1 million (or approximately 0.1% of net income) in each of the last three fiscal years. Although such amounts are immaterial, we will straight-line rent over the longer term for all leases going forward.

Additionally, we generally do not receive capital improvements funding or other lease concessions from landlords. Such amounts received in fiscal 2004 approximated less than $0.5 million. Although immaterial, these amounts were not deferred and amortized as reductions to rent expense, but were recorded as a reduction to capitalized assets. We will defer all monies received in the future and amortize them over the lease term.

Note K – Restructuring and Closed Store Obligations, page 32

16.

Supplementally please tell us the amounts separately for additions, reversals and other adjustments due to changes in estimates relating to the reserve balance along with the reason and basis for each change in the reserve. Please revise your disclosures in future filings accordingly.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will revise our disclosures on changes to the closed store reserves to reflect the following table format:

	Year ended
(in thousands)	August 28, 2004	August 30, 2003

Beginning balance	$26,838	$52,472
Increase to reserve	2,610	3,748
Payment of obligations	(13,429)	(14,736)
Adjustment gains	(4,833)	(4,646)
Other reserve reductions	—	(10,000)

Ending balance	$11,186	$26,838

Increases to the reserve represent the accrual for stores closed during the period and the accretion of interest expense on the discounting of the remaining lease obligations. Adjustment gains represent reversals of amounts previously reserved due to the subsequent development, negotiated lease buy-out or disposition of properties. Other reserve reductions represent adjustments to liabilities established in the purchase accounting of acquisitions. These reserve reductions were recorded as a reduction to the goodwill balances associated with the related acquisitions.

17.

We note your disclosure that store closures generally involve the negotiation of lease obligations and the write-down of leasehold improvements. Please confirm to us that in your accounting of store closures there are no instances where the useful life of leasehold improvements extended beyond the term of the lease.

AutoZone Response:

There are no instances where the useful lives of leasehold improvements extend beyond the closing date of a store. All leaseholds that are not fully depreciated are written off upon the physical closing of the store.

18.

Supplementally please tell us and disclose in future filings why you do not present that operations of the closed stores as discontinued operations in accordance with paragraphs 41-44 of SFAS 144. Provide us your basis in GAAP for your accounting treatment and related financial presentation of these store closings.

AutoZone Response:

The results of our closed stores are immaterial as we only closed one store in fiscal 2004, nine in fiscal 2003, and fifty-three in fiscal 2002. We have not treated these store closings as discontinued operations as the majority of sales and operating cash flows from the closed stores have not been eliminated from the on-going operations of the Company as the customer traffic is directed towards another store in the customer’s market.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 2. Financial Statement Schedules, page 18

19.

We note your table of changes for accrued sales and warranty returns on page 24. Please provide Schedule II – Valuation and Qualifying Accounts in future filings summarizing all reserves and valuation accounts recorded for all periods presented as required by Rules 5-04(c) and 12-09 of Regulation S-X. Alternatively, such disclosures may be provided in the notes to the financial statements or in MD&A.

AutoZone Response:

Schedule II was omitted from our filing as changes to our accrued sales and warranty returns were disclosed in Note C and changes to the closed store reserve were disclosed in Note K.

Exhibit Index

Exhibits 31.1 and 31.2

20.

The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. In this regard, the title of the officer from the first sentence of each certification should be excluded. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended August 28, 2004 and your Form 10-Q for the quarter ended November 20, 2004.

AutoZone Response:

Beginning with our Form 10-Q for the quarter ended February 12, 2005, we will only reference the name of the certifying individual and omit their position with AutoZone. Our only intent was to identify the certifier in his position of responsibility with AutoZone and not to limit the capacity in which such individuals provided the certification.

FORM 10-Q FOR THE QUARTER ENDED NOVEMBER 20, 2004

21.	Where applicable, please address the above comments in your interim financial statements in future filings.

AutoZone Response:

In our next Form 10-Q for the quarter ended February 12, 2005 we will reflect all relevant changes discussed herein.

Please let us know if you have any further questions or if we can clarify any other issues that you may have.

Yours truly,

AUTOZONE, INC. By: /s/ Michael G. Archbold ———————————— Michael G. Archbold Executive Vice President and Chief Financial Officer